1 I am thrilled to return to R1 as Executive Vice President of Integration. When I think about the value of the Cloudmed integration... From the Desk of Wes Arnett, EVP, Integration R1 team, I am thrilled to return to R1 as Executive Vice President of Integration. When I think about the value of the Cloudmed integration, it’s all about growth, and accelerating our growth as a combined company. This acquisition is an important step forward in our transformation journey to build the most scalable, flexible, and integrated platform for the revenue cycle and consumer engagement in healthcare. Our goal moving forward is to keep you informed about the Cloudmed integration and to share information as key decisions are made. We know you’ll have a lot of questions but also understand that we won’t have answers for everything immediately. As an Integration team, we’ve been dedicated to creating a collaborative process that will focus on driving a successful integration across all areas of each company. We have created a Program Management Office with several workstreams that cross all verticals of both R1 and Cloudmed to ensure that we are involving the right people in our conversations and decisions. Next Monday, we will formally kick off our Integration Workstreams to ensure that all of our teams are aligned on the work we need to do. I invite you to watch this short video to hear more from me about what I hope the company achieves through this transformation process: Filed by R1 RCM Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: R1 RCM Inc. Commission File No.: 001-34746 Commission File No. for the Related Registration Statement: 333-264188 Date: April 8, 2022 The following is a copy of an email and transcript of a video sent to employees of R1 RCM on April 8, 2022.

2 It’s an incredibly exciting time for our company. I am committed to providing regular updates as we continue to march forward with this collaborative integration effort. If you have any questions in the meantime, please email [***]. Thank you, Wes R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, UT 84123

R1 RCM Cloudmed Integration Video April 8, 2022

Presenter
•Wes Arnett, EVP Integration

PRESENTATION

Wes Arnett
Hi. I'm Wes Arnett, Executive Vice President for Integration and Transformation. I'm thrilled to be back at R1. I saw the headline for the Cloudmed deal and my immediate reaction was,“Wow, this is a really big deal.” And having been here with R1 since the very, very beginning, I'm just again, thrilled to be back to help lead this overall effort of integrating Cloudmed and transforming R1 as we go through the process.

As I think about what we want to accomplish with the Cloudmed integration, it's all about growth and accelerating our growth as a combined company. Cloudmed's built a tremendous capability and reputation in their space. That, combined with the overall capability of R1, again, accelerates and puts us in a position to be the platform of choice for providers. And as we think about the growth expectations that come out of this combination, we have to think about how do we deliver on those and in a way in which our customers are wildly enthusiastic about their experience with us. One of the things that Cloudmed has done very, very well. And, in order to do that we have to scale our business to meet 3, 4, 5 “x” the size of what we are today. Might be very aspirational, but if we think about it in those terms, it also then prompts us to say, “How do we achieve that?” And so, a big part of this integration is the transformation of our business. And so, as we think about this and also how do we live up to our aspirations of making healthcare simpler? It's what we do in this combination aligns around the patient, and how do they access, experience, and pay for care. And then also, how do we do that in support of the providers that are in that relationship with the patient? And so, as we look forward to the quarters ahead of us and the work that we all have to do together, it'll be very important for us to think about how do we come out the other side of this integration. And so I just, I look forward to working with everybody in the weeks and quarters to come, and very excited for where we're headed and what R1 will be.

Additional Information and Where to Find It

This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Project Roadrunner Parent Inc., a wholly owned subsidiary of the Company, has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. Promptly after the proxy statement / prospectus is declared effective by the SEC, the Company will send the definitive proxy statement / prospectus and a proxy card to each shareholder of the Company as of the record date for the meeting of R1 stockholders that has been established for voting on various proposals related to the transactions. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they do or will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company and by Project Roadrunner Parent Inc. through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company and Project Roadrunner Parent Inc. with the SEC also may be obtained free of charge at the Company’s website at www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the preliminary proxy statement / prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth, and future performance, including, but not limited to, statements about the expected timing, completion, and effects of the proposed transaction, the Company’s strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction; and (iv) the impact of health epidemics, including the COVID-19 pandemic, on the Company’s business and any actions that the Company may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that Project Roadrunner Parent Inc. has filed relating to the transactions described herein, and any other periodic reports that the Company files with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied in the Company’s forward-looking statements. Subsequent events and developments, including actual results or changes in the Company’s assumptions, may cause the Company’s views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.